PRIME CAPITAL CORPORATION AND SUBSIDIARIES

              Computation of Earnings Per Share (Unaudited)
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
                          Three Months Ended         Six Months Ended
                               June 30,                 June 30,
                          1997          1996         1997         1996
 Net income (loss)
  available to
  common share-
  holders             $(2,746,396)  $  467,672   $  379,920   $ 3,388,053

 Weighted average
  number of common
  shares outstanding    4,292,165    4,281,111    4,291,600     4,280,638
 Primary incremental
  dilution from
  common share
  equivalents            575,202       301,804      562,937      267,953
 Common and dilutive
  common share
  equivalents          4,867,367     4,582,915    4,854,537    4,548,591
 Net income (loss)
  per common and
  dilutive common
  equivalent shares
  outstanding            $(0.56)     $  0.10      $  0.80      $  0.74

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